

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2022

Jeffrey L. Vigil
Vice President - Finance and Chief Financial Officer
Westwater Resources, Inc.
6950 S. Potomac Street, Suite 300
Centennial, Colorado 80112

      Re: Westwater Resources, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2021
          Filed February 11, 2022
          File No. 001-33404

Dear Mr. Vigil:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 1. Description of Business
Key Business and Corporate Developments in 2021
Definitive Feasibility Study on the Coosa Plant, page 9

1.   We note your statements concerning a Definitive Feasibility Study (DFS) in this section and elsewhere in your filing. Terms such as full, final, comprehensive, bankable, or definitive feasibility study may be regarded as equivalent to a feasibility study as defined per Item1300 of Regulation S-K. Unless your DFS is fully compliant with the definition per Item 1300 of Regulation S-K, please rename or remove references to this study throughout your filing and remove all economic metrics associated with the DFS. See Items 1300 and 1302(e) of Regulation S-K.

Item 2. Properties
Coosa Deposit, page 29

2.   Please locate the Coosa deposit within one-mile using an easily recognizable coordinate system as required by Item 1304(b)(1)(i) of Regulation S-K.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact George K. Schuler at 202-551-3718 if you have questions regarding the engineering comments or Ethan Horowitz at at 202-551-3311 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Energy & Transportation